Exhibit 99.1

January 14, 2025

For Immediate Release

Company name:	Yaoko Co., Ltd
Representative:	Sumito Kawano, President and Representative Director (Securities Code: 8279, TSE Prime Market)
Contact:	Masanobu Kamiike, Senior Managing Director Chief Administrative Officer
Phone:	+81-49-246-7000

Notice Concerning Transition to Holding Company Structure
through Sole-Share Transfer

This proposed sole-share transfer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

The Company hereby announces that the Company resolved at the Board of Directors meeting held today to establish the holding company (wholly owning parent company) "BLUE ZONES HOLDINGS CO., LTD." (the "holding company") through sole-share transfer of the Company effective October 1, 2025 (scheduled) (the "Share Transfer"), subject to the prescribed procedures including approval at the Annual General Meeting of Shareholders of the Company to be held on June 24, 2025.

Because the Company will be a wholly owned subsidiary of the holding company as a result of the Share Transfer, the common shares of the Company ("the Company's shares") will be delisted, and the holding company plans to apply for listing on the Prime Market of Tokyo Stock Exchange, Inc. ("TSE").

Because the Share Transfer is a sole transfer of shares by the Company, which is a listed company,

certain matters and items to be disclosed are omitted from this disclosure.

1.       Background and purpose of transition to the holding company structure through sole-share transfer

(1)       Background of transition to the holding company structure

Under the management philosophy, "More rich, enjoyable, and healthy lives for everyone in the region," the Group aims to realize sustainable growth by achieving "Constantly provide our customers with value beyond just price," "Be a company where all employees are proud of their work and enjoy their living," "Build our own model of high productivity while eliminating waste," and "Contribute to solving social issues by collaborating with all stakeholders."

In the management environment surrounding the Group, the markets are expected to shrink in such store opening areas as the northern Kanto region, the Yokosuka-Miura area (Kanagawa Prefecture), and the Sotobo area (Chiba Prefecture) due to the accelerating decline in birthrate and aging population. In addition, as the entire economy continues to show an inflationary trend, it is expected that consumers will be more cost-conscious, raw materials costs, labor costs, construction materials costs, and various other costs will continue to rise, and as a result, the environment will be severer.

Under such a severe environment, the Company decided to transition to the holding company structure in order for food supermarket companies with unique strengths to survive and continue to contribute to the improvement of dietary lives of people in the region for the future, through solidarity and friendly competition with each other.

The name of the holding company will be "BLUE ZONES HOLDINGS CO., LTD." in the hope that the Group will be recognized by local residents as contributing to the creation of a community where they can enjoy long, active, and healthy lives.

(2)       Purpose of transition to the holding company structure

[1]       Improving our trade area share as a group

In the food supermarket business, the Group operates two formats: one proposes ideas to all people for rich, enjoyable, and healthy lives intending to undertake frequent store visits in small trade areas (Lifestyle assortment format); and the other offers large discounts to meet the needs of customers over a wide area who buy in bulk (Discount Store format). Based on deepening these two formats, the Group's basic strategy is that the Group increases its market share by satisfying all of the customers in the region, and that each group company develops respective unique strengths through independent operations.

As a result of this transition to the holding company structure, the group companies will no longer be in the relationship of a parent and children but will be brothers, both nominally and practically. In this way, the group companies will work diligently through friendly competition with each other to achieve respective autonomous growth.

The Group will also promote further solidarity under the holding company with food supermarket companies that share the Group's philosophy and have unique strengths. The Group aims to build a large alliance of food supermarket companies that can meet the expectations of local residents.

[2]       Strengthening the Group's governance

The management functions and the business execution function of the Group will be separated, and authorities and responsibilities will be clarified in each business company, which is in the business execution division. The Group will also aim to strengthen the competitiveness of the Group as a whole by speeding up decision-making and clarifying business responsibilities.

To build the foundation to achieve 1 trillion yen in group sales, it is planned that the holding company will implement three functions: the development of strategies for group management including M&A, development of new businesses, and support for ESG; risk management for the Group as a whole; and shared services for the administration division.

2.       Procedures for transition to the holding company structure

The Company plans to implement the transition to the holding company structure by the following method.

(1)       Step 1: Establishment of the holding company through sole-share transfer

As a result of establishing the holding company through the Share Transfer effective October 1, 2025, the Company will become a wholly owned subsidiary of the holding company.

(2)       Step 2: Reorganization of the group companies after the establishment of the holding company

After the Share Transfer takes effect, the Company's subsidiaries will be reorganized into subsidiaries directly owned by the holding company to complete the transition to the holding company structure. The details and timing of this reorganization will be announced as soon as they are determined.

3.       Summary of the Share Transfer

(1)       Schedule of the Share Transfer

(1) Board of Directors meeting to approve the share transfer plan	January 14, 2025
(2) Record date of the Annual General Meeting of Shareholders	March 31, 2025
(3) Annual General Meeting of Shareholders to approve the share transfer plan	June 24, 2025 (scheduled)
(4) Date of delisting the Company's shares	September 29, 2025 (scheduled)
(5) Date of registering the incorporation of the holding company (effective date)	October 1, 2025 (scheduled)
(6) Date of listing the holding company's shares	October 1, 2025 (scheduled)

(*) The schedule is subject to change due to requirements for the procedures of the Share Transfer, etc.

(2)       Method of the Share Transfer

A sole-share transfer in which the Company will become a wholly owned subsidiary resulting from the share transfer and the holding company will become the wholly owning parent company incorporated in the share transfer.

(3)       Details of allotment in the Share Transfer (share transfer ratio)

Company name	BLUE ZONES HOLDINGS CO., LTD. (wholly owning parent company)	Yaoko Co., Ltd. (wholly owned subsidiary)
Share transfer ratio	1	1

[1]       Share transfer ratio

As a result of the Share Transfer, one share of common stock of the holding company to be established will be allotted to one share of common stock of the Company held by shareholders of the Company as of the time immediately preceding the time when the holding company acquires all outstanding shares of the Company.

[2]       Share unit

The holding company will adopt the unit share system, and the number of shares per unit will be 100 shares.

[3]       Basis of calculating the share transfer ratio

The Share Transfer will result in the establishment of one wholly owning parent company through share transfer solely by the Company, and the composition of shareholders of the holding company will not be different from that of the Company as of the Share Transfer. Therefore, one share of common stock of the holding company will be allotted to one share of common stock of the Company held by the shareholders, putting the priority on avoiding any disadvantage or confusion to the shareholders.

[4]       Results, method, and basis of calculation by a third-party calculation agent

For the reasons stated in [3] above, no calculation was performed by a third-party calculation agent.

[5]       Number of new shares to be delivered due to the Share Transfer (planned)

41,681,738 shares of common stock (planned)

The number of new shares shown above is based on the total number of outstanding shares of the Company, 41,894,288 shares (as of September 30, 2024). If the total number of outstanding shares of the Company changes before the Share Transfer takes effect, the number of new shares to be delivered by the holding company shown above will also change.

Because the Company plans, by the effective date of the Share Transfer, to cancel practically cancellable treasury shares that are currently held or will be newly acquired in the future, 212,550 shares of common stock held by the Company as treasury stock as of September 30, 2024, were excluded from shares to which new shares will be allotted in the calculation above.

If the number of treasury shares changes in such a case that shareholders of the Company exercise their right to request purchase of shares, the number of new shares to be delivered by the holding company may be changed.

(4)       Treatment of share acquisition rights and bonds with share acquisition rights for the Share Transfer

The Company has not issued any share acquisition rights or bonds with share acquisition rights.

(5)       Matters concerning the application for listing the holding company's shares

The Company plans to apply for initial listing (technical listing) of the newly established holding company's shares on the TSE Prime Market, with the scheduled listing date of October 1, 2025. Because the Company will become a wholly owned subsidiary of the holding company as a result of the Share Transfer, the Company plans to delist its shares from the TSE Prime Market on September 29, 2025, prior to the listing of the holding company's shares.

The delisting date may be changed, because it will be determined in accordance with the rules of TSE.

4.       Overview of the company involved in the Share Transfer

(As of September 30, 2024)

(1) Name	Yaoko Co., Ltd.
(2) Location	1-10-1 Arajukumachi, Kawagoe-shi, Saitama
(3) Title and name of the representative	President and Representative Director Sumito Kawano
(4) Business	Supermarket business
(5) Capital stock	9,846 million yen
(6) Date of establishment	July 9, 1957
(7) Number of outstanding shares	41,894,288 shares
(8) Fiscal year-end	March 31

(9) Major shareholders and shareholding ratio	KAWANO SHOJI CORPORATION	18.42%
	KAWANO PARTNERS	10.13%
	The Master Trust Bank of Japan, Ltd. (Trust account)	8.28%
	Kawano Masanori Memorial Public Interest Incorporated Foundation for Promotion of Pediatrics	4.56%
	The Musashino Bank, Ltd	3.10%
	Sumitomo Mitsui Banking Corporation	3.10%
	Custody Bank of Japan, Ltd. (Trust account)	2.77%
	Yaoko Employee Shareholding Association	2.20%
	Kiyomi Kawano	1.97%
	Mitsuyo Kawano	1.81%

(10) Operating results and financial position for the past three years
Fiscal year	Fiscal year ended March 31, 2022	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2024
Consolidated net assets (Millions of yen)	128,828	141,613	167,902
Consolidated total assets (Millions of yen)	305,997	318,231	342,409
Consolidated net assets per share (yen)	3,317.02	3,644.95	4,121.55
Consolidated net sales (Millions of yen)	514,029	541,824	595,348
Consolidated operating income (Millions of yen)	24,081	26,235	29,328
Consolidated ordinary income (Millions of yen)	23,290	25,597	28,877
Net income attributable to owners of parent (Millions of yen)	15,382	15,849	18,243
Consolidated net income per share (yen)	396.08	407.99	464.43
Dividend per share (yen)	80.00	85.00	110.00

5.

Overview of the company to be newly established through the Share Transfer (the wholly owning parent company and holding company incorporated in the share transfer) (planned)

(1) Name	BLUE ZONES HOLDINGS CO., LTD.
(2) Location	1-10-1 Arajukumachi, Kawagoe-shi, Saitama
(3) Title and name of the representative	President and Representative Director Sumito Kawano
(4) Business	Management of group companies and operations incidental thereto
(5) Capital stock	9,846,755,216 yen
(6) Date of establishment	October 1, 2025
(7) Number of outstanding shares	41,681,738 shares
(8) Fiscal year-end	March 31

6.       Overview of accounting processing

Because the Share Transfer falls under the category of "common control transactions" for the purpose of corporate accounting, it has no impact on profit and loss. No goodwill is expected to arise from the Share Transfer.

7.       Future outlook

As a result of the Share Transfer, the Company will become a wholly owned subsidiary of the holding company. Accordingly, the business results of the Company will be reflected in the consolidated business results of the holding company, which is the wholly owning parent company incorporated in the share transfer. The impact of the Share Transfer on the business results is expected to be minor.

End